NO ACT

DC 5-12-10

Act: 1934
Section: 15d
Rule:
Public Availability: 5/12/10



10011772

May 12, 2010

Received SEC

MAY 12 2010

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intraop Medical Corporation
Incoming letter dated May 12, 2010

Based on the facts presented, the Division will not object if Intraop Medical stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended March 31, 2010. In reaching this position, we note that Intraop Medical has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Intraop Medical will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended March 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2010

Mail Stop 4561

Laura M. Medina
Cooley, Godward, Kronish LLP
380 Interlocken Crescent, Suite 900
Broomfield, CO 80021-8023

Re: Intraop Medical Corporation

Dear Ms. Medina:

In regard to your letter of May 12, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel



Laura M. Medina
(720) 566-4022
lmedina@cooley.com

Securities Exchange Act of 1934
Rule 12h-3

May 12, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Intraop Medical Corporation (Commission File No. 000-49735)

Ladies and Gentlemen:

We are writing on behalf of Intraop Medical Corporation (the "***Company***") to request that a letter be issued advising the Company that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concurs with the Company's view that the updating of the Company's two registration statements on Form S-8 (File Nos. 333-148616 and 333-142912) during the Company's 2010 fiscal year would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's common stock, par value $0.001 per share (the "***Common Stock***"), for the fiscal year in which the Company's above-referenced registration statements on Form S-8 were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "***Securities Act***"). We also ask that the Staff confirm that it will not recommend enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12h-3 under the Exchange Act on or before the due date for the Company's next periodic report, a quarterly report on Form 10-Q for the quarter ending March 31, 2010, (a) to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) to suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. All share and per share numbers included herein have been adjusted to reflect a 50:1 reverse stock split of the Common Stock effected on November 6, 2009. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission a Form 15 to suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Background

The Company develops, manufactures, markets, distributes and services the Mobetron, a proprietary mobile electron-beam cancer treatment system designed for use in intraoperative electron-beam radiation therapy. The Company was incorporated in Nevada in 1999 under the name "digitalpreviews.com, Inc." The Company has filed all of its periodic and current reports through the date of this letter. The Company's fiscal year ends on September 30th of each year.

The Common Stock is quoted on the OTC Bulletin Board under the symbol "IOPD.OB." According to the Company's transfer agent, as of April 26, 2010, the Company had 7,855,894 shares of Common Stock outstanding held by 354 record holders. The Common Stock closed at $0.25 on April 29, 2010. In addition to the Common Stock, the Company had outstanding the following equity securities and debt securities as of April 29, 2010:

- Options to purchase 591,221 shares of Common Stock;
- 10% Senior Secured Debentures in the aggregate principal amount of $5,750,000 (the "***Senior Debentures***");
- Warrants to purchase 1,304,191 shares of Common Stock (the "***Warrants***");
- A 9% demand note in the principal amount of $119,002 issued to an executive officer of the Company (the "***EO Note***"); and
- A 9% demand note in the principal amount of $44,367 issued to a former director of the Company (the "***Former Director Note***").

The options to acquire 591,121 shares of Common Stock are described in more detail below. The option to acquire the additional 100 shares of Common Stock is held by an entity and is not eligible for issuance under the Plan (as defined below). The exercise price of such option is $62.50. Such option, the Senior Debentures, the Warrants, the EO Note and the Former Director Note were issued pursuant to exemptions from the registration requirements of the Securities Act. The Company is not required pursuant to any agreement or obligation related to any of the Senior Debentures, the Warrants, the EO Note or the Former Director Note to submit, provide or file reports under the Exchange Act with the Commission or any indenture trustee, and the Company will not do so on a voluntary basis or otherwise.

The Senior Debentures and warrants to purchase 982,132 shares of Common Stock are held by seven entities and individuals. All of such entities and individuals are either directors of the Company or affiliates of directors of the Company and all of such entities and individuals are also either stockholders of the Company or affiliates of stockholders of the Company. The remaining Warrants are held by 21 holders, 14 of which are also stockholders of the Company. The Warrants have exercise prices ranging from $1.40 to $57.50.

The Company has no outstanding equity securities or debt securities except as set forth above. The Common Stock is registered under Section 12(g) of the Exchange Act and constitutes the only class of the Company's securities that is registered under Section 12 of the Exchange Act. The Company has not issued (a) any other class of securities registered or that is required to be registered under Section 12 of the Exchange Act or (b) any other class of securities, including any class of debt security, subject to the requirements of Section 15(d) of the Exchange Act.

The total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years. The total assets of the Company on the last day of its 2007, 2008 and 2009 fiscal years were $8,555,617, $5,950,725 and $7,943,126, respectively.

Subject to the receipt of the no-action relief sought in this letter, but before the due date of its Form 10-Q for the quarter ending March 31, 2010, which is May 17, 2010, the Company intends to file a Form 15 with the Commission (a) to deregister the Common Stock under Section 12(g) of the Exchange Act and (b) to suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of Common Stock and the Company's total assets have exceeded $10 million on the last day of any of the Company's three most recent fiscal years or (b) 500 or more holders of record of Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act, as provided in Rule 12h-3 under the Exchange Act.

Registration Statements

The Company has on file with the Commission the following registration statements on Form S-8 under the Securities Act:

- Form S-8 (File No. 333-148616, filed and effective January 11, 2008): This registration statement registered the offer and sale of 841,253 shares of Common Stock issuable under the Company's 2005 Equity Incentive Plan (the "***Plan***").
- Form S-8 (File No. 333-142912, filed and effective May 14, 2007): This registration statement registered the offer and sale of 71,940 shares of Common Stock issuable under the Plan.

The first registration statement on Form S-8 (File No. 333-148616) identified above became effective during the Company's 2008 fiscal year and was automatically updated during the Company's 2009 and 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended September 30, 2008 and September 30, 2009. No sales have been made under such registration statement. The second registration statement on Form S-8 (File No. 333-142912) identified above was automatically updated during the Company's 2008, 2009 and 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended September 30, 2007, September 30, 2008 and September 30, 2009. One sale of 6,000 shares of Common Stock at an exercise price of $9.00 per share was made under such registration statement during the Company's 2008 fiscal year to a current employee of the Company who was an executive officer of the Company at the time of sale and who has served as an executive officer of the Company at all times since such sale. No other sales have been made under such registration statement. The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2008, 2009 or 2010 fiscal years.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is (a) held of record by less than 300 persons or (b) held of record by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister the Common Stock under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a), without regard to Rule 12b-25 under the Exchange Act, for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Common Stock meets the criteria set forth in Rule 12h-3(b) in that the Common Stock is held of record by less than 500 persons and the total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years.

However, Rule 12h-3(c) under the Exchange Act provides that the suspension of an issuer's duty to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act, and, in the case of an issuer that satisfies the criteria set forth in paragraph (b)(1)(ii) of Rule 12h-3 but not the criteria set forth in paragraph (b)(1)(i) of Rule 12h-3, the two succeeding fiscal years. As stated above, (a) the Company's registration statement on Form S-8 (File No. 333-148616) became effective during the Company's 2008 fiscal year and was automatically updated during the Company's 2009 and 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended September 30, 2008 and September 30, 2009, and (b) the Company's registration statement on Form S-8 (File No. 333-142912) was automatically updated during the Company's 2008, 2009 and 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended September 30, 2007, September 30, 2008 and September 30, 2009. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's registration statements on Form S-8 either became effective or were updated by reference under Section 10(a)(3) upon the filing of the Company's Annual Reports on Form 10-K during each of the Company's 2008, 2009 and 2010 fiscal years.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the value of the company's assets is relatively low. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the ***"Proposing Release"***). *See also* GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has purchased shares under the subject registration statements during the Company's current fiscal year or the Company's immediately preceding fiscal year. Furthermore, only a single sale of 6,000 shares of Common Stock occurred under either of the subject registration statements and that sale occurred in December 2007. Those shares were purchased upon exercise of an option granted under the Plan by a current employee of the Company who was an executive officer of the Company at the time of purchase and who has served as an executive officer of the Company at all times since such purchase. The Company respectfully submits that such purchaser is not the type of investor for whom the information required to be disclosed in reports filed under Sections 13(a) and 15(d) is necessary.

On May 12, 2010, the Company filed with the Commission post-effective amendments to each of the Company's registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold thereunder. The post-effective amendments became effective immediately upon filing. Accordingly, no investors will be able to purchase securities pursuant to those registration statements and the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3 under the Exchange Act, from filing a Form 15 to suspend any further obligations to file periodic reports. *See e.g.,* Neuro-Hitech, Inc. (available July 30, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008). The Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.,* Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.,* GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The preparation of periodic and current reports required by the Commission imposes a financial burden on the Company and involves significant management efforts. The Company estimates that it spends approximately $300,000 per year related to compliance with its reporting obligations (excluding internal costs allocated to compliance with reporting obligations). Such burdens and efforts are disproportionate to the number of record holders and value of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. Based on public filings, more than 45% of the outstanding Common Stock is beneficially owned by the executive officers and directors of the Company and by affiliates of the Company. The Company's largest stockholder beneficially owns more than 34% of the outstanding Common Stock. The Company's four largest stockholders collectively beneficially own more than 50% of the outstanding Common Stock. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the 12 months ended April 29, 2010 was approximately 7,000 shares. During the same period, there were more than 50 trading days on which there were no transactions in the Common Stock. As stated above, the Company's number of record stockholders is less than the 500 persons specified by Rule 12h-3(b)(1)(ii) and the total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years.

Options ***("Options")*** to purchase 591,121 shares of Common Stock granted under the Plan are held by 22 current officers, employees, directors or consultants of the Company, two former employees of the Company and five former consultants of the Company. All such Options currently have exercise prices that are significantly higher than the recent closing price of the Common Stock, which was $0.25 on April 29, 2010. The lowest exercise price for any such Option is $1.40. The two holders of Options who are former employees of the Company were recently terminated as employees of the Company. Each of the Options held by such former employees will terminate 90 days following the termination of employment with the Company. Given that the lowest exercise price for an Option held by a former employee is $9.00, which is significantly higher than the price at which the Common Stock is currently trading, it is extremely unlikely those former employees will exercise their Options prior to expiration. In Metro One Telecommunications, Inc. (available March 4, 2009), the Staff concurred in allowing the issuer to file a Form 15 notwithstanding that at such time former employees of the issuer held options to acquire common stock of the issuer. *See also* Planet Technologies, Inc. (available February 7, 2008). In addition, the lowest exercise price for an Option held by a former consultant of the Company is $40.00. Furthermore, notwithstanding the termination of the Company's registration statements on Form S-8, the holders of Options that will not expire in the near future who are officers, employees, directors or consultants of the Company will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any Options.

It is the Company's view that the benefit to those few persons holding Options granted under the Plan is outweighed by the excessive cost to the Company of continuing to file reports. In this instance, there is very little benefit to the investing public to be had by requiring the Company to make filings under the Exchange Act. Conversely, the Company would undoubtedly incur substantial time and expense in preparing the required filings. The policy rationale underlying Rule 12h-3(c) is not applicable to the Company's effective registration statements on Form S-8. The Company has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.,* Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. As disclosed in its periodic reports, the Company has reported net losses for each of its last three completed fiscal years and expects to continue to incur operating losses as well as negative cash flow from operations in future periods. Further, the Company has instituted broad cost reduction measures in an effort to increase the Company's profitability. The Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively by investing them in internal projects intended to increase stockholder returns. Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting.

Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit the Company to offer and sell securities pursuant to the Plan in compliance with Rule 701. *See*



NewCity Communications, Inc. (available October 6, 1988). The Company has informed us that after the filing of the Form 15, the Company intends to comply with all requirements applicable to it to ensure that the issuance of securities pursuant to the Plan to the above-described Option holders will be in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Plan satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.,* Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2010 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the Common Stock for the fiscal year in which the Company's registration statements on Form S-8 were required to be updated pursuant to Section 10(a)(3) of the Securities Act, including the Company's duty to file its next periodic report, a quarterly report on Form 10-Q for the quarter ending March 31, 2010. If the Staff grants the relief sought by this letter, the Company intends to file a single Form 15 requesting simultaneously (a) the termination of the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.



Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (720) 566-4022 or email me at lmedina@cooley.com with any questions or comments. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic mail.

Very truly yours,



Laura M. Medina

cc: J.K. Hullett, Intraop Medical Corporation

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